The Needham Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 5, 2013

VIA EDGAR TRANSMISSION

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Needham Funds, Inc. (the “Company”)
Securities Act Registration No.: 033-98310 Investment Company Act Registration No.: 811-09114

Dear Ms. Stout:

The purpose of this letter is to respond to oral comments provided by the staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on July 8, 2013 regarding the Staff’s recent review of the Company’s annual shareholder report dated December 31, 2012 filed on Form N-CSR (the “Annual Report”).

For your convenience in reviewing the Company’s responses, the Staff’s comments and suggestions are included in bold typeface immediately followed by the Company’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff regarding the report filed on form N-CSR, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure made in the report;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes to disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Ms. Sheila Stout
U.S. Securities and Exchange Commission
August 5, 2013

The Company’s responses to your comments are as follows:
Schedule of Investments: Industry Concentration

1.
SEC Comment: The Schedule of Investments for the Aggressive Growth Fund indicates that the Fund invests a significant percentage (more than 25%) of assets in technology industries and/or sectors (specifically Semiconductors and Semiconductor Equipment).  Similarly, the Growth Fund and the Small Cap Growth Fund invest a large percentage of assets in technology industries, also including semiconductor and semiconductor equipment.  The Staff notes that the Funds’ have consistently invested significantly in these industries/sectors.  Please consider adding disclosure in the Funds’ Prospectus that the respective Fund has historically and/or may concentrate its investments in technology industries/sectors.

Response:  The Company plans to add to its prospectus at the next update disclosure that the Funds may invest significantly in technology companies, along with a discussion of certain risks of these investments.

Financial Highlights: Ratio of Expenses

2.
SEC Comment: The Financial Highlights for each Fund present various different expense ratios.  The only required expense ratio is the Ratio of Total Expenses to Average Net Assets.  Please consider disclosing only the Ratio of Total Expenses to Average Net Assets or consider ordering the expense ratios so that it is the most prominent ratio presented.

Response:  The Ratio of Total Expenses to Average Net Assets is the first ratio listed in the Financial Highlights for each Fund, and therefore the first ratio visible to a shareholder viewing the information.  The primary placement of this ratio makes it the most prominent presented.  The additional ratios presented provide shareholders with information the Company believes is valuable and pertinent to shareholders.  It is the Company’s belief, therefore, that the information and the order it is presented in is the most appropriate format.

Change in Independent Registered Public Accounting Firm

3.
SEC Comment: Please confirm that the Company has requested, and filed as an exhibit to its Form N-SAR, the letter required by Item 304(a) of Regulation S-K from the Company’s former certifying accountant (the “Former Accountant”) stating that the Former Accountant is in agreement with the disclosures made by the Company with regard to the change of certifying accountants.  In addition, please confirm that the Company has made the disclosures required by Sub-Item 77(k) of Form N-SAR regarding a chance in certifying accounts.

Response: The Company changed certifying accountants during the fiscal year ended December 31, 2011.  The Company, therefore, refers the Staff to its Annual Report for Management Companies for the fiscal year ended December 31, 2011 (the “Report”) filed with the Commission on Form N-SAR on February 9, 2012 (SEC Accession

Ms. Sheila Stout
U.S. Securities and Exchange Commission
August 5, 2013

0000894189-12-001183). The Report indicates the Company’s affirmative (“Y”) response to Sub-Item 77K.  In addition, as required, filed as exhibits to the Report are: (1) Exhibit 99.77K, containing the required disclosures regarding the change in certifying accountants; and (2) Exhibit 99.A, containing the letter required by Item 304(a) of Regulation S-K from the Company’s Former Accountant stating its agreement with the disclosures made in the Company’s Report.

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If you have any additional questions or require further information, please contact Alia Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ Alia M. Vasquez, Esq.
     Alia M. Vasquez, Esq.
     For U.S. Bancorp Fund Services, LLC